FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of July 2003

Commission File Number            0-16174

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          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g(3)-2(b): 82-

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Teva Pharmaceutical Industries Ltd. Web Site www.tevapharm.com

Contact:	Dan Suesskind
Chief Financial Officer
Teva Pharmaceutical Industries Ltd
(011) 972-2-589-2840

Bill Fletcher
President and CEO
Teva North America.
(215) 591-8800

FOR IMMEDIATE RELEASE

Dorit Meltzer
Director, Investor Relations
Teva Pharmaceutical Industries Ltd.
(011) 972-3-926-7554

TEVA RECEIVES NORTH AMERICAN RIGHTS TO PURINETHOL®
AS PART OF GLAXOSMITHKLINE SETTLEMENT

Jerusalem, Israel, July 1, 2003 - Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA) announced that effective as of today that it has received all product rights relating to Purinethol® for the United States, including Puerto Rico, and Canada from GlaxoSmithKline.  This product transfer results from the previously announced settlement of all litigation pending between Teva and GlaxoSmithKline relating to the patent actions regarding nabumetone, the generic version of GSK's Relafen®, and the antitrust claims asserted by Teva relating to such patent litigation.  The U.S. Federal Trade Commission granted early termination of the Hart-Scott-Rodino waiting period relating to this transaction.

Purinethol® is indicated as a treatment for leukemia and had North American sales of approximately $87 million for the 12-month period ended March 2003 according to IMS. Marketing of Purinethol® will be handled by GATE Pharmaceuticals, a division of Teva Pharmaceuticals USA., and by Novopharm, Teva`s subsidiary in Canada.

In connection with this transaction, Teva will record a one-time gain of approximately $100 million, which will be reflected in the Company`s earnings for the just completed second quarter ended June 30, 2003.  Teva and GSK will share gross profits from the sale of Purinethol going forward at rates that may vary according to the terms of the agreement.  Further details regarding this settlement remain confidential.

Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 30 pharmaceutical companies and among the largest generic pharmaceutical companies in the world.  Close to 90% of Teva`s sales are in North America and Europe.  The company develops, manufactures and markets generic and innovative human pharmaceuticals and active pharmaceutical ingredients.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995: This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on current expectations and involve a number of known and unknown risks and uncertainties that could cause Teva's future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include Teva's ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competitive generic products, the impact of competition from brand-name companies that sell their own generic products or successfully extend the exclusivity period of their branded products, Teva's ability to rapidly integrate the operations of acquired businesses, the availability of product liability coverage in the current insurance market, the impact of pharmaceutical industry regulation and pending legislation that could affect the pharmaceutical industry, the difficulty of predicting U.S. Food and Drug Administration ("FDA") and other regulatory authority approvals, the regulatory environment and changes in the health policies and structure of various countries, acceptance and demand for new pharmaceutical products and new therapies, uncertainties regarding market acceptance of innovative products newly launched, currently being sold or in development, the impact of restructuring of clients, reliance on strategic alliances, exposure to product liability claims, dependence on patent and other protections for innovative products, fluctuations in currency, exchange and interest rates, operating results and other factors that are discussed in Teva's Annual Report on Form 20-F and its other filings with the U.S. Securities and Exchange Commission ("SEC"). Forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update publicly or revise any forward-looking statement, whether as a result of new information, future developments or otherwise

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Dan Suesskind

Name: Dan Suesskind
Title: Chief Financial Officer

Date: July 01, 2003

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